UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

ALEXZA PHARMACEUTICALS, INC.
 (Name of Issuer)
Common Stock, $0.0001 Par Value
(Title of Class of Securities)
CUSIP 015384 209
February 23, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐  Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015384 209	Page 2 of 7

1	Name of reporting person Teva Pharmaceutical Industries Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 2,172,886
	7	Sole dispositive power None
	8	Shared dispositive power 2,172,886
9	Aggregate amount beneficially owned by each reporting person 2,172,886
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (11) 9.99%[1]
12	Type of reporting person CO

1 Based on 21,750,615 shares of Common Stock outstanding as of February 19, 2016 as provided by Alexza Pharmaceuticals, Inc.

CUSIP No. 015384 209	Page 3 of 7

1	Name of reporting person Teva Pharmaceuticals USA, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 2,172,886
	7	Sole dispositive power None
	8	Shared dispositive power 2,172,886
9	Aggregate amount beneficially owned by each reporting person 2,172,886
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (11) 9.99%[2]
12	Type of reporting person CO

2 Based on 21,750,615 shares of Common Stock outstanding as of February 19, 2016 as provided by Alexza Pharmaceuticals, Inc.

CUSIP No. 015384 209	Page 4 of 7

Item 1.

	(a)	Name of Issuer:

Alexza Pharmaceuticals, Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices:
2091 Stierlin Court
Mountain View, CA 94043

Item 2.

	(a)	Name of Persons Filing

This Schedule 13G is being filed by Teva Pharmaceutical Industries Limited (“Teva”) and Teva Pharmaceuticals USA, Inc. (“Teva USA”), as joint filers (together, the “Reporting Persons”). Teva USA is an indirect, wholly owned subsidiary of Teva.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

	(b)	Address of Principal Offices or, if none, Residence:

The principal business office of Teva is 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel. The principal business office of Teva USA is 1090 Horsham Road, North Wales, PA 19454.

	(c)	Citizenship

Please see Item 4 of each cover page.

	(d)	Title of Class of Securities Common Stock, $0.0001 par value (‘Common Stock”)

	(e)	CUSIP Number

015384 209

CUSIP No. 015384 209	Page 5 of 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Teva

Number of Shares: 2,172,886
Percentage of Outstanding Shares: 9.99%[3]
Sole Voting Power: None.
Shared Voting Power: 2,172,886
Sole Dispositive Power: None.
Shared Dispositive Power: 2,172,886

Teva USA

Number of Shares: 2,172,886
Percentage of Outstanding Shares: 9.99%[4]
Sole Voting Power: None.
Shared Voting Power: 2,172,886
Sole Dispositive Power: None.
Shared Dispositive Power: 2,172,886

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of more than Five Percent on Behalf of another Person

Not applicable.

____________________________
3 Based on 21,750,615 shares of Common Stock outstanding as of February 19, 2016 as provided by Alexza Pharmaceuticals, Inc.
4 Based on 21,750,615 shares of Common Stock outstanding as of February 19, 2016 as provided by Alexza Pharmaceuticals, Inc.

CUSIP No. 015384 209	Page 6 of 7

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits
Joint Filing Agreement attached as Exhibit A.

CUSIP No. 015384 209	Page 7 of 7

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2016

TEVA PHARMACEUTICALS USA, INC.

By:	/s/ Deborah A. Griffin
Name: Deborah A. Griffin Title: SVP & Chief Accounting Officer
TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Eyal Desheh _________________________________
Name: Eyal Desheh Title: Group Executive Vice President and Chief Financial Officer